Exhibit 99.35

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

SolarBank Corporation (the “Company” or “SolarBank”) 505 Consumers Road, Suite 803 Toronto, Ontario M2J 4V8

2.	Date of Material Change

May 3, 2023

3.	News Release

A news release was disseminated on May 3, 2023 via Cision.

4.	Summary of Material Change

SolarBank has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada. The Shelf Prospectus will enable the Company to make offerings of up to C$200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

5.1	Full Description of Material Change

SolarBank has filed the Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada. The Shelf Prospectus will enable the Company to make offerings of up to C$200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities.

A copy of the Shelf Prospectus is available on SEDAR (www.sedar.com) and also may be obtained by contacting the Chief Administrative Officer of the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2, telephone (416) 494-9559.

The common shares, debt securities, subscription receipts, units, warrants and share purchase contracts have not been, nor will they be, registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

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5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sam Sun, Chief Financial Officer

(416) 494-9559

sam.sun@solarbankcorp.com

9.	Date of Report

May 8, 2023

Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the megawatt capacity and type of future solar projects; and information pertaining any potential future offering(s) of securities pursuant to the Shelf Prospectus (and the use of proceeds therefrom). No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.